EXHIBIT 99.1

April 29, 2012

Immediate Report

To:           The Tel Aviv Stock Exchange
The Israeli Securities Authority

On April 29, 2012, Bezeq - The Israel Telecommunication Corp., Ltd. (the “Company”) announced that the Regional Labor Court in Tel-Aviv approved the withdrawal of a claim and motion to certify the claim as a class action, which was filed against the Company in October 2011. The plaintiff sought an aggregate of NIS 150 million for certain of the Company's employees and retired employees, primarily claiming reimbursement for wage differentials which, in the Plaintiff's opinion, derived from the non-inclusion of two wage increments which the Plaintiff alleges were to have been included in the hourly value for purposes of calculating hours of overtime and payment in lieu of vacation.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.